Exhibit 99. (a)(1)(N)

This voice mail is being sent to all Regional Vice Presidents, Vice Presidents of Kitchen Operations and Area Directors of Operations.  Please listen to the entire message as important information is discussed throughout.

We wanted to take this opportunity to remind our field leadership that many of your team members still have not responded to the tender offer despite having only one more week to do so.

While we recognize that many of you and your direct reports have been working very hard to roll out the new menu and complete annual reviews, we want to strongly encourage you to personally follow up with your staff members to ensure that they act on this important matter in a timely fashion.

Remember in the memorandum it explicitly states that recently enacted Internal Revenue Code Section 409A imposes certain adverse tax consequences on stock options that were granted at less than fair market value and which vest after December 31, 2004. If you or your staff members received an offer, The Cheesecake Factory has determined that certain of your stock options may be affected by Section 409A.   The Cheesecake Factory has offered you the opportunity to avoid the Section 409A impact by amending (depending on the specific option grant) certain stock options.

Please note that you must act by the  March 8, 2007, 5:00 pm Pacific Standard Time deadline to accept the offer and avoid the Section 409A impact.

If you have any further questions concerning the offer, please contact us by telephone at 818-871-8333 or by e-mail at tenderquestions@thecheesecakefactory.com.